EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2013	2012	2011	2010	2009
Earnings (loss) from continuing operations before income taxes	$480	$483	$(231)	$596	$396
Less: Equity earnings	(67)	(64)	(66)	(59)	(53)
Add: Total fixed charges deducted from earnings	242	257	320	260	228
Dividends received from equity investees	67	50	50	62	34
Earnings available for payment of fixed charges	$722	$726	$73	$859	$605
Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$239	$248	$314	$249	$222
Portion of operating lease rental deemed to be interest	3	9	6	11	6
Total fixed charges deducted from earnings and total fixed charges	$242	$257	$320	$260	$228

Ratio of earnings to fixed charges	3.0	2.8		3.3	2.7
Deficiency of earnings available to cover fixed charges			$247